UMAX GROUP CORP.

Stawisinskiego 4G/78, Torun, 87-100, Poland

Phone: + 48 601 212 388,

umax.group.pl@gmail.com

November 28, 2011

United States

Securities and Exchange Commission

Washington, DC 20549

ATTENTION: Angie Kim

Re: Umax Group Corp.

       Amendment #7 to

       Registration Statement on Form S-1

       Filed on: November 14, 2011

       File No. 333 -174334

Dear Ms. Kim:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Umax Group, Corp. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1/A to 9:00 a.m. Eastern Daylight Time on Thursday, December 1, 2011, or as soon thereafter as is practicable.

The Company acknowledges the following:

• Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Sincerely,

/S/ Rafal Lewandowski

Name: Rafal Lewandowski

Title: President, Treasurer and Secretary (Principal Executive, Financial and Accounting Officer)

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